UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VECTOR GROUP LTD.

(Name of Subject Company)

VECTOR GROUP LTD.

(Name of Person(s) Filing Statement)

Common stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Howard M. Lorber

President and Chief Executive Officer

Vector Group Ltd.

4400 Biscayne Boulevard,

Miami, Florida 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Alison R. Ressler

Alan Fishman

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Vector Group Ltd., a Delaware corporation (the “Company”), by JTI (US) Holding Inc., a Delaware corporation (“Parent”), and Vapor Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of August 21, 2024, by and among the Company, Parent and Merger Sub.

1.	Exhibit 99.1: Email from Nick Anson, President and Chief Operating Officer of Liggett Vector Brands LLC (“Liggett”) and Ron Bernstein, Non-Executive Chairman and Senior Advisor of Liggett, sent to Liggett’s employees, dated August 21, 2024.
2.	Exhibit 99.2: Email from Howard Lorber, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated August 21, 2024.
3.	Exhibit 99.3: Email from Nick Anson, President and Chief Operating Officer of Liggett, sent to Liggett’s customers, dated August 21, 2024.
4.	Exhibit 99.4: Liggett Employee Fact Sheet.

Items #1 - 4 listed above were first used or made available on August 21, 2024.

The information set forth under Items 1.01, 5.02, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2024 (including all exhibits attached thereto) is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the offer is commenced, Parent and its merger subsidiary, Merger Sub, will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The Company stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at www.vectorgroupltd.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, may be forward-looking statements. These forward-looking statements may be accompanied by such words as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “should,” “likely,” “will” and other words and terms of similar meaning. Forward-looking statements include, among other things, statements regarding the potential benefits of the proposed transaction; the prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; the risk that the proposed transaction may not be completed in a timely manner or at all; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of this announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including the Company’s current annual report on Form 10-K on file with the SEC, as well as the Schedule 14D-9 to be filed by the Company and the tender offer documents to be filed by Parent and Merger Sub.

The Company is providing the information in this filing as of this date and assumes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.

Exhibit No.	Description

99.1	Email from Nick Anson, President and Chief Operating Officer of Liggett and Ron Bernstein, Non-Executive Chairman and Senior Advisor of Liggett, sent to Liggett’s employees, dated August 21, 2024.

99.2	Email from Howard Lorber, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated August 21, 2024.

99.3	Email from Nick Anson, President and Chief Operating Officer of Liggett, sent to Liggett’s customers, dated August 21, 2024.

99.4	Liggett Employee Fact Sheet.